Exhibit 99.1

ASX ANNOUNCEMENT

17 April 2014

Results from Extraordinary General Meeting

Melbourne, Australia; 17 April 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that an Extraordinary General Meeting of shareholders was held at 10.00 am today (Melbourne time).

Shareholders were asked to consider and, if thought fit to pass the special resolution to approve the selective capital reduction by GTG and the disposal by GTG of shares in ImmunAid Limited.

The resolution was put before the shareholders and was passed on a show of hands.

The proxy votes received in respect of the Resolution are set out on the attached page.

FOR FURTHER INFORMATION PLEASE CONTACT

Alison Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Proxy results for Extraordinary General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others
Approval of the selective capital reduction by GTG and the disposal by GTG of shares in ImmunAid Limited
Numbers of votes received	74,272,578	865,494	77,056	1,087,479	639,810
Percentage of votes cast	96.53%	1.12%	0.10%	1.41%	0.83%

Notes:             The Company currently has a total of 664,769,002 ordinary shares on issue and 2,889 registered shareholders.